

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2012

Via E-mail
Mr. John C. Popeo
Treasurer and CFO
CommonWealth REIT
Two Newton Pl, 255 Washington Street, Suite 300
Newton, MA 02458-1634

      Re: **CommonWealth REIT**
              Form 10-K for the fiscal year ended December 31, 2011
              Filed February 27, 2012
              File No. 1-9317

Dear Mr. Popeo:

      We have reviewed your first response letter filed April 30, 2012 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition…, page 54

Critical Accounting Policies, page 75

1. We note your response to prior comment 8. Please confirm that you will expand your disclosure in future filings to address your policies related to below market leases. Specifically, the enhanced disclosure should include the type of information that you included in your response which would describe that you bifurcate the amount of the lease intangible into two parts. The first part relates to the original lease term for below market leases and the second part relates to the renewal period. Your enhanced disclosure should address the amortization period used for each of the two parts.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Cicely LaMothe

Cicely Lamothe
Senior Assistant Chief Accountant